Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF MIX TELEMATICS

Shareholders are referred to the announcements released on 10 November 2016 and on 16 November 2016 and are advised that Megan Pydigadu, a director of MiX Telematics has sold a further 300 100 shares, as detailed below.  In total, Mrs Pydigadu has sold 600,100 shares of the 750,000 shares of the tranche of share options previously announced.  The balance of 149,900 shares are expected to be sold during the course of the next week.

Name of director:	Megan Pydigadu
Transaction date:	15 November 2016
Class of securities:	Ordinary shares
Number of securities:	100 000
Highest traded price per security:*	R3.25
Weighted average price per security:	R3.24784
Lowest traded price per security:*	R3.10
Total value:	R324 784.00
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Megan Pydigadu
Transaction date:	16 November 2016
Class of securities:	Ordinary shares
Number of securities:	508
Price per security:	R3.30
Total value:	R1 676.40
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Megan Pydigadu
Transaction date:	17 November 2016
Class of securities:	Ordinary shares
Number of securities:	199 592
Highest traded price per security:*	R3.40
Weighted average price per security:	R3.32510
Lowest traded price per security:*	R2.88
Total value:	R663 663.60
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes
*Highest and lowest traded prices per security on the market on the day.

21 November 2016

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